Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

March 15, 2010

Item 3.  News Release

A news release dated March 15, 2010 was disseminated to various media outlets and other publications.

Item 4.  Summary of Material Change

The Company reports that it has completed the acquisition of the assets (other than real estate holdings) of the education business operated by KGIC Education Group Inc. (“KGIC”).

Item 5.1  Full Description of Material Change

The Company has completed the acquisition of KGIC.  The Company has acquired substantially all of the assets of KGIC for a total of $9 million payable as follows:  $5 million in cash, subject to a working capital adjustment, and an additional $4 million which will be paid by way of an earn-out subject to KGIC achieving certain revenue and EBITDA milestones over the next three years.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

 If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

 Not applicable.

Item 7.  Omitted Information

 Not applicable.
Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

March 16, 2010.